Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 22, 2017 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the year ended December 31, 2016 and 2015.    The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com,  on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com,  and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

TABLE OF CONTENTS

BUSINESS OVERVIEW AND STRATEGY	3

HIGHLIGHTS	4

GUIDANCE	7

MARKET OVERVIEW	8

SELECTED FINANCIAL INFORMATION	9

REVENUE BY ASSET	10

OVERVIEW OF FINANCIAL PERFORMANCE – Q4/2016 TO Q4/2015	13

OVERVIEW OF FINANCIAL PERFORMANCE – 2016 TO 2015	21

SUMMARY OF QUARTERLY INFORMATION	42

BALANCE SHEET REVIEW	42

LIQUIDITY AND CAPITAL RESOURCES	30

CRITICAL ACCOUNTING ESTIMATES	33

OUTSTANDING SHARE DATA	35

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	35

NON-IFRS FINANCIAL MEASURES	37

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	42

Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review
"Q4/2016"	The three-month period ended December 31, 2016
"Q3/2016"	The three-month period ended September 30, 2016
"Q2/2016"	The three-month period ended June 30, 2016
"Q1/2016"	The three-month period ended March 31, 2016
"Q4/2015"	The three-month period ended December 31, 2015

Places and currencies		Measurement
"U.S."	United States	"GEO"	Gold equivalent ounces
"$" or "USD"	United States dollars	"oz"	Ounce
"C$" or "CAD"	Canadian dollars	"oz Au"	Ounce of gold
		"oz Ag"	Ounce of silver
Interest types		"oz Pt"	Ounce of platinum
"NSR"	Net smelter return royalty	"oz Pd"	Ounce of palladium
"GR"	Gross royalty	"LBMA"	London Bullion Market Association
"ORR"	Overriding royalty
"GORR"	Gross overriding royalty	"bbl"	Barrel
"FH"	Freehold or lessor royalty	"boe"	Barrels of oil equivalent
"NPI"	Net profits interest	"WTI"	West Texas Intermediate
"NRI"	Net royalty interest
"WI"	Working interest

business OVERVIEW and strategy

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Count at March 22, 2017
	Precious	Other	Oil &
	Metals	Minerals	Gas	TOTAL
Producing	41	5	61(1)	107
Advanced	34	7	—	41
Exploration	135	37	19	191
TOTAL	210	49	80	339
(1)	Includes acquisition of Midland Basin royalties expected to close in Q2/2017.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to precious metals price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering (“IPO”) nine years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

Franco-Nevada’s Relative Share Price Performance

Franco-Nevada continues to outperform both equities and gold itself
(Chart to March 21, 2017)
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Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

Highlights

Financial Update – Q4/2016

•	129,036 GEOs[1] delivered in Q4/2016, an increase of 21.4% compared to 106,312 GEOs in Q4/2015.
•	121,910 GEOs recognized in revenue in Q4/2016, an increase of 14.7% from 106,312 GEOs in Q4/2015;
•	$155.3 million in revenue, an increase of 28.0% from revenue of $121.3 million in Q4/2015;
•	$122.2 million, or $0.69 per share, of Adjusted EBITDA[2,3] in Q4/2016, an increase of 29.7% from $94.2 million or $0.60 per share, in Q4/2015;
•	78.7% in Margin[2,3], compared to 77.7% in Q4/2015;
•

$4.5 million, or $0.03 per share, in net loss for Q4/2016,  compared to a  loss of $31.4 million, or $0.20 per share, in Q4/2015. The Q4/2016 net loss includes an impairment of $67.4 million on the Company’s Cooke 4 stream;

•	$42.9 million, or $0.24 per share, in Adjusted Net Income[2,3] in Q4/2016, an increase of 81.0% compared to $23.7 million, or $0.15 per share, in Q4/2015;
•	$121.9 million in net cash provided by operating activities[3] in Q4/2016, an increase of 43.5% compared to $84.9 million in Q4/2015;
•

$39.7 million in dividends paid in Q4/2016, of which $30.7 million was paid in cash and $9.0 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”), compared to $32.3 million in dividends paid in Q4/2015; and

[1]

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 13 and 21 of this MD&A for indicative prices which may be used in the calculation of GEOs.

[2]

Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 37-40 of this MD&A.

[3]

In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income (loss). For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016. The Company’s non-IFRS measures, as defined in pages 37-40 of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying operating business. Comparative information has been adjusted to conform to current presentation.

•

$1.4 billion in available capital at December 31, 2016, comprising of $323.6 million of working capital, $114.6 million in marketable equity securities, and $1 billion available under the Company’s credit facility. Of this, $110.0 million will be used to fund the Company’s acquisition of the Midland Basin oil royalty interest which is expected to close in the second quarter of 2017.

Financial Update – 2016

•	471,509 GEOs delivered in 2016, an increase of 30.9% from 360,070 GEOs delivered in 2015;
•	464,383 GEOs recognized in revenue in 2016, an increase of 29.0% from 360,070 GEOs in 2015;
•	$610.2 million in revenue in 2016, an increase of 37.6% from revenue of $443.6 million in 2015;
•	$489.1 million, or $2.79 per share, in Adjusted EBITDA in 2016, an increase of 45.1% from $337.1 million, or $2.16 per share, in 2015;
•	80.2% in Margin in 2016, compared to 76.0% in 2015;
•	$122.2 million, or $0.70 per share, in net income in 2016, an increase of 396.7% compared to net income of $24.6 million, or $0.16 per share, in 2015;
•	$164.4 million, or $0.94 per share, in Adjusted Net Income in 2016, an increase of 84.9% compared to $88.9 million, or $0.57 per share, in 2015;
•	$471.0 million in net cash provided by operating activities in 2016, compared to $314.3 million in 2015; and
•

$156.8 million in dividends paid in 2016, which included cash dividends of $118.1 million and $38.7 million in issued common shares under the Company’s DRIP, compared to $129.0 million in dividends paid in 2015.

Corporate Development

Acquisition of U.S. Oil & Gas Royalties – Midland Basin

On March 13, 2017, Franco-Nevada, through its wholly-owned U.S. subsidiary, agreed to purchase a package of royalty rights in the Midland Basin of West Texas for a price of $110.0 million. The Midland Basin forms the eastern portion of the broader Permian Basin and represents one of the most active and profitable oil plays in North America.  The royalties consist of approximately 97% mineral title rights, along with some GORRs, which apply to approximately 908 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 675,000 acres (a significant portion of the overall Midland Basin) at an estimated average royalty rate of 0.14%.  The royalties are subject to a diverse operator base, which is anchored by Pioneer Natural Resources.  Royalty revenue is expected to grow in future years as horizontal drilling activity in the area continues to ramp up. The transaction is expected to close in the second quarter of 2017.

Acquisition of U.S. Oil & Gas Royalties – STACK

On December 19, 2016, Franco-Nevada, through its wholly-owned U.S. subsidiary, acquired a package of royalty rights in the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma’s Anadarko Basin for a price of $100.0 million.  The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation.  Both companies have stated that STACK is a major focus of their capital spending, a portion of which is expected to be on the royalty lands.  Full-field development is expected to begin in 2017 and is expected to grow royalty revenue in future years.  The royalties consist of mineral title rights and GORRs which apply to approximately 1,200 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 74,880 acres with an estimated average royalty rate of 1.61%.

Buy-Back of Kirkland Lake Gold Royalty

In October 2016, Kirkland Lake Gold (“Kirkland Lake”) exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds previously received attributable to the buy-back portion of the NSR). The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Impairment of Cooke 4

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced that it had ceased production at the Cooke 4 underground operation. Management assessed the cessation of operations as an indicator of impairment, and accordingly, performed an impairment assessment.  The Company recorded an impairment charge of $67.4 million in its statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Termination of Palmarejo Gold Stream and Commencement of Guadalupe Gold Stream

In October 2014, Franco-Nevada agreed with Coeur Mining Inc. (“Coeur”) to terminate the Palmarejo gold stream agreement following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. In July 2016, Coeur met the minimum ounce obligation and the Palmarejo agreement was terminated. Deliveries of gold ounces from the Palmarejo project will start under a new agreement with Coeur, the Guadalupe gold stream agreement, pursuant to which Coeur will deliver 50% of its gold production from the Palmarejo project at an ongoing cost of $800 per ounce (no inflation adjustment). As part of the Guadalupe agreement, Franco-Nevada provided an upfront deposit of $22.0 million to partially fund the development of the Guadalupe underground mine.

Funding of Cobre Panama

The Company funded an additional $46.6 million towards the Cobre Panama precious metals stream in Q4/2016, for a total of $124.3 million in 2016. As at December 31, 2016, the Company has funded $462.2 million of its $1 billion commitment. First Quantum Minerals Ltd. (“First Quantum”) expects total capital expenditures of $1,060 million in 2017. According to First Quantum, the project was 46% complete as of year-end, total expected capital expenditure for the project is unchanged at $5.48 billion and development remains on track for a phased commissioning in late 2018 and continued ramp-up in 2019.

Acquisition of Antapaccay Precious Metals Stream

On February 26, 2016, Franco-Nevada completed the acquisition of a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver in concentrate shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

Financing

On March 22, 2017, the Company extended the maturity term of its existing $1 billion credit facility, from November 12, 2020 to March 22, 2022.

On  March 20, 2017, Franco-Nevada’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. Refer to “Liquidity and Capital Resources” for details. In addition, on

On February 19, 2016, the Company completed a bought-deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the Cautionary Statement and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov. 2017 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

For 2017, the Company is pleased to provide the following guidance:

	2017 Guidance	2016 Actual	2015 Actual
Mineral assets - GEO production[1,2]	470,000 - 500,000 GEOs	464,383 GEOs	360,070 GEOs
Oil & Gas assets - Revenue[3]	$35.0 million - $45.0 million	$30.1 million	$28.0 million
[1]	Of the 470,000 to 500,000 GEOs, Franco-Nevada expects to receive 335,000 to 345,000 GEOs under its various stream agreements, compared to 321,093 GEOs in 2016.
[2]	In forecasting GEOs for 2017, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $17.50/oz Ag, $950/oz Pt and $750/oz Pd.
[3]

In forecasting revenue from Oil & Gas assets for 2017, the WTI oil price is assumed to average $50 per barrel with a $3.50 per barrel price differential between the Edmonton Light and realized prices for Canadian oil.

More specifically, we expect the following with respect to our key asset categories for 2017:

•

Precious Metals – U.S.: GEOs from U.S. gold assets are expected to be slightly higher in 2017 compared to 2016. Higher production is expected at the Bald Mountain mine due to mine sequencing and a lag from ore previously placed on heap leach pads. This will be partly offset by lower production from South Arturo, as a result of a planned wind down of the Phase 2 pit.

•

Precious Metals – Canada: GEOs earned from Canadian assets in 2017 are expected to decrease, reflecting the Holloway mine being placed on care and maintenance in late 2016, as well as a reduction in our attributable ounces from Kirkland Lake following the 1% NSR buy-back in October 2016.

•

Precious Metals – Latin America: GEOs from Latin America are expected to increase, reflecting increased production from Candelaria due to an optimization of the open pit life-of-mine plan and inclusion of additional volumes of higher grade underground ore. This increase is expected to be partly offset by lower silver production from Antamina, which had exceptionally high production levels in 2016.

•

Precious Metals – Rest of World:  GEOs from Rest of World assets are forecasted to increase compared to 2016, reflecting the first full-year of fixed ounce deliveries from Karma, and a full year of production at the Vivien and Wiluna mines. These increases will be partly offset by the cessation of production from the Cooke 4 operations.

•	Other Minerals: GEOs from other minerals are expected to be relatively similar to 2016.
•	Oil & Gas: Oil & gas revenues are expected to increase in 2017 compared to 2016, as a result of the additions of the STACK assets in Q4/2016 and Midland assets in 2017.

We expect to fund approximately $200.0 million to $220.0 million towards the Cobre Panama precious metals stream in 2017. In 2016, the Company funded a total of $124.3 million, for a total of $462.2 million of its $1 billion commitment.

In addition, the Company estimates depletion and depreciation expense to be $265.0 million to $295.0 million for 2017.

Franco-Nevada strives to generate 80% of revenue from precious metals over a long-term horizon which includes gold, PGM and silver. In the short-term, we may diverge from the long-term target based on opportunities available. With 93.7% of revenue earned from precious metals in 2016, the Company has the flexibility to consider diversification opportunities outside of the precious metals space and increase its exposure to other commodities.

MARKET overview

The prices of precious metals are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include macroeconomic factors such as the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

The gold price exhibited a positive rally in the first half of 2016 due to continuously low interest rates and uncertainty following the Brexit vote in June 2016, reaching a peak of $1,366/oz. However, these gains were somewhat reversed in the fourth quarter of 2016, following the U.S. Presidential election in November 2016 and an increase in interest rates by the U.S. Federal Reserve in December 2016.  Volatility is expected to continue into 2017, as the implementation of economic policies by the new U.S. administration shifts international trade relations, further interest rate hikes are potentially enacted by the U.S. Federal Reserve, and a number of elections take place in Europe, adding to instability in the Eurozone.

Overall, the gold price ended the year 2016 at $1,146/oz approximately 8%  higher than at the end of 2015. During Q4/2016, average gold prices traded between $1,126/oz and $1,313/oz with an average price of $1,218/oz. This compares to an average gold price of $1,104/oz for Q4/2015, an increase of 10.3%, and $1,335/oz for Q3/2016.

Silver prices averaged $17.18/oz in Q4/2016, compared to $14.76/oz in Q4/2015, an increase of 16.4%. Platinum and palladium prices averaged $944/oz and $684/oz, respectively, compared to $908/oz and $606/oz, respectively, for Q4/2015, increases of 4.0% and 12.9% year-over-year, respectively.

For the year 2016, average gold prices traded between $1,077/oz and $1,366/oz with an average price of $1,248/oz. This compares to an average gold price of $1,160/oz for the year ended December 31, 2015, an increase of 7.6%. Silver prices averaged $17.20/oz  in 2016, compared to $15.68 in 2015, an increase of 9.7%. Platinum and palladium prices averaged $987/oz and $613/oz, respectively, compared to $1,054/oz and $691/oz, respectively, for 2015,  decreases of 6.4% and 11.3% year-over-year, respectively.

Commodity price volatility also impacts the number of GEOs contributed by non-gold mineral assets when converting silver, platinum, palladium and other minerals to GEOs. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold.

Despite the volatile commodity prices, the Company continued to deliver strong results and significant increases in GEOs compared to 2015, reflecting the performance of our mineral asset portfolio as well as accretion from recent acquisitions such as the Antamina and Antapaccay streams.  One of the strengths of the Franco-Nevada business model is that our business is not impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels of the underlying operations with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying mining operation. Profit-based royalties accounted for approximately 10.8% of total revenues in Q4/2016, and 7.5% for full year 2016.

SELECTED FINANCIAL INFORMATION

(in millions, except Average Gold Price, GEOs, Margin and per share amounts)	For the Three Months Ended December 31,		For the Year Ended December 31,
	2016	2015	2016	2015

Statistical Measures
Average Gold Price	$1,218	$1,104	$1,248	$1,160
GEOs[1]	121,910	106,312	464,383	360,070

Statement of Income and Other Comprehensive Income (Loss)
Revenue	$155.3	$121.3	$610.2	$443.6
Depletion and depreciation	67.2	65.8	273.8	216.3
Impairment charges	67.5	62.9	67.5	64.9
Operating income (loss)[2]	0.4	(36.1)	155.4	51.3
Net (loss) income	(4.5)	(31.4)	122.2	24.6
Basic (loss) earnings per share	$(0.03)	$(0.20)	$0.70	$0.16
Diluted (loss) earnings per share	$(0.03)	$(0.20)	$0.69	$0.16

Dividends declared per share	$0.22	$0.21	$0.87	$0.83
Dividends declared (including DRIP)	$39.7	$32.3	$156.8	$129.0
Weighted average shares outstanding	178.3	156.8	175.2	156.9

Non-IFRS Measures
Adjusted EBITDA[2,3]	$122.2	$94.2	$489.1	$337.1
Adjusted EBITDA[2,3] per share	$0.69	$0.60	$2.79	$2.16
Margin[2,3]	78.7%	77.7%	80.2%	76.0%
Adjusted Net Income[2,3]	$42.9	$23.7	$164.4	$88.9
Adjusted Net Income[2,3] per share	$0.24	$0.15	$0.94	$0.57

Statement of Cash Flows
Net cash provided by operating activities[2]	$121.9	$84.9	$471.0	$314.3
Net cash used in investing activities[2]	$(113.3)	$(987.7)	$(689.8)	$(1,106.1)
Net cash (used in) provided by financing activities	$(30.5)	$445.2	$321.7	$374.1

	As at	As at
	December 31, 2016	December 31, 2015
Statement of Financial Position
Cash and cash equivalents	$253.0	$149.2
Short-term investments	—	18.8
Total assets	4,221.6	3,674.3
Debt	—	457.3
Deferred income tax liabilities	37.5	33.2
Total shareholders’ equity	4,146.5	3,163.0
Working capital	323.6	253.9
[1]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on pages 13 and 21 of this MD&A for indicative prices which may be used in the calculations of GEOs.

[2]

In  Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income (loss). For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016. The Company’s non-IFRS measures, as defined in pages 37-40 of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying business. Comparative information has been adjusted to conform to current presentation.

[3]

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 37-40 of this MD&A.

REVENUE BY ASSET

Our portfolio is well-diversified with GEOs and revenue being earned from 46 mineral assets and 60 oil & gas interests in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three months and year ended December 31, 2016 and 2015:

		For the three months ended		For the year ended
(expressed in millions)		December 31,		December 31,
Property	Interest	2016	2015	2016	2015
PRECIOUS METALS
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$3.1	$9.5	$22.9	$23.4
Stillwater	NSR 5%	3.8	3.2	14.6	15.6
Gold Quarry	NSR 7.29%	3.6	2.4	14.0	13.1
Marigold	NSR 1.75-5%, GR 0.5-4%	3.1	2.3	10.1	6.0
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	1.5	2.1	9.2	8.7
Bald Mountain	NSR/GR 0.875-5%	1.3	1.8	3.9	8.2
South Arturo	GR 4-9%	10.7	—	13.8	0.2
Other		0.7	0.8	2.5	2.3
Canada
Sudbury	Stream 50%	$6.0	6.4	30.4	$23.2
Detour Lake	NSR 2%	3.8	3.3	13.3	11.7
Golden Highway	NSR 2-15%	2.7	2.2	10.7	10.1
Musselwhite	NPI 5%	2.0	3.1	5.1	5.4
Hemlo	NSR 3%, NPI 50%	7.2	3.3	12.7	5.0
Kirkland Lake[1]	NSR 1.5-5.5%, NPI 20%	1.0	1.1	5.2	4.6
Timmins West	NSR 2.25%	0.9	0.8	3.2	3.7
Canadian Malartic	GR 1.5%	0.3	0.5	2.1	1.6
Other		0.1	—	0.2	0.1
Latin America
Antapaccay	Stream (indexed)	$27.2	$—	$92.5	$—
Antamina	Stream 22.5%	12.2	14.4	75.0	14.4
Candelaria	Stream 68%	23.7	24.3	88.5	101.6
Guadalupe-Palmarejo[2]	Stream 50%	8.3	13.8	44.6	59.6
Other		0.7	1.0	3.1	4.1
Rest of World
MWS	Stream 25%	$5.5	$6.5	$27.1	$26.2
Sabodala	Stream 6%, Fixed to 2019	4.6	6.1	26.0	28.3
Subika	NSR 2%	1.4	0.9	4.8	4.3
Tasiast	NSR 2%	1.6	1.1	4.4	5.0
Karma	Stream 4.875%, Fixed to 75koz	3.0	—	14.4	—
Duketon	NSR 2%	1.8	1.6	7.2	6.7
Edikan	NSR 1.5%	0.6	0.9	3.1	3.7
Other		0.3	1.4	6.9	8.7
		$142.7	$114.8	$571.5	$405.5

Other Minerals		$2.2	$2.1	$8.6	$10.1

Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$7.9	$3.5	$23.6	$21.1
Midale	ORR 1.14%, WI 1.59%	0.4	0.3	1.4	1.8
Edson	ORR 15%	0.4	0.4	1.2	1.7
STACK	ORR & Mineral Title 7.15%	0.9	—	0.9	—
Other		0.8	0.2	3.0	3.4
		$10.4	$4.4	$30.1	$28.0

Revenue		$155.3	$121.3	$610.2	$443.6
1	In October 2016, the overlying NSR on the Kirkland Lake Gold properties was reduced from 2.5% to 1.5% pursuant to Kirkland Lake’s buy-back of 1% of the NSR.
2	In July 2016, Coeur met its obligation to deliver 400,000 ounces under the Palmarejo agreement. Deliveries under the new Guadalupe agreement commenced in Q4/2016.

Franco-Nevada realized record growth from its mineral assets in 2016, both in revenue and GEOs, reflecting the performance of our mineral asset portfolio as well as accretion from recent acquisitions.

GEOS
(000)
500
400
350
300
250
200
150
100
50
0
'08
'09
'10
'11
'12
'13
'14
'15
'16

Significant Mineral Interests

The most significant mineral assets which contributed to our 2016 performance included the following:

Antapaccay

The Company owns a gold and silver stream with reference to production from the Antapaccay mine, located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. Franco-Nevada will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10 million ounces of silver have been delivered. Thereafter, Franco-Nevada will receive 30% of the gold and silver in concentrate shipped. Franco-Nevada will initially pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver. As at December 31, 2016, Antapaccay has delivered 60,470 ounces of gold, and 0.9 million ounces of silver since the stream was acquired in February 2016. These deliveries converted to 73,612 GEOs for 2016.

Candelaria

The Company owns a 68% gold and silver stream on Lundin Mining Corporation’s Candelaria mine in Chile. The stream will reduce to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered to Franco-Nevada. Franco-Nevada will pay an ongoing price equal to the lesser of $400 per ounce of gold and $4.00 per ounce of silver or the then prevailing spot price for gold and silver for each ounce delivered under the stream. This price will escalate by 1% per annum following the third anniversary of the closing. As at December 31, 2016, Candelaria has delivered 145,864 ounces of gold and 2.5 million ounces of silver since the stream was acquired in November 2014. Deliveries received in 2016 converted to 73,410 GEOs, of which 71,378 GEOs were sold in 2016.

Antamina

The Company owns a silver stream on Teck Resources Limited’s 22.5% interest in the Antamina mine located in Peru, subject to a fixed silver payability of 90%. Franco-Nevada pays 5% of the spot silver price for each ounce of silver delivered under the stream. The stream will reduce by one-third after 86 million ounces have been delivered under the stream agreement. As at December 31, 2016, Antamina has delivered 5.4 million ounces of silver since the stream was acquired in October 2015. Deliveries in 2016 converted to 60,273 GEOs.

Palmarejo-Guadalupe

Until July 2016, the Company owned a 50% gold stream on the Palmarejo silver and gold project. The Palmarejo stream covered 50% of the gold production from the Palmarejo project, included a monthly minimum of 4,167 ounces and was capped at 400,000 ounces. The Company paid Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. In July 2016, the 400,000 minimum ounce obligation was met at which point the Palmarejo stream was terminated and the Guadalupe stream became effective. Franco-Nevada believes the new agreement improves mine economics for Coeur and extends the mine life of the entire Palmarejo operation. The $22.0 million deposit provided by Franco-Nevada was used to partially fund the development of the Guadalupe underground mine on the Palmarejo property. Ongoing payments will be equal to the lesser of $800 per ounce (no inflation adjustment) and the then prevailing spot price for gold for each ounce delivered under the new stream agreement. In 2016, the Company received a combined 36,386 ounces of gold from the Palmarejo-Guadalupe streams, of which 7,058 GEOs were delivered as part of the Guadalupe agreement.

Sudbury Basin

The Company has an agreement to purchase 50% of the gold equivalent ounces of the gold, platinum and palladium contained in ore mined and shipped from the KGHM International Ltd. operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold. In 2016, the Company received 23,539 GEOs from its Sudbury Basin assets.

Significant Mineral Interests – 2015

The most significant mineral assets which contributed to our 2015 performance were our Candelaria stream (86,824 GEOs), Palmarejo stream (51,420 GEOs), Sabodala 6% gold stream (fixed to 22,500 ounces annually until 2019) (24,375 GEOs) and Mine Waste Solutions 25% gold stream (22,616 GEOs).

Significant Oil & Gas Interests

The most significant Oil & Gas asset which contributed to our 2016 performance was the following:

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc.  The Company holds an 11.71% net royalty interest (“NRI”), a 0.44% royalty interest and a 2.56% working interest in the Weyburn Unit.  The Company takes product-in-kind for the working interest and NRI portions of this production and markets it through a third-party. An NRI is a royalty interest that is paid net of operating and capital costs. In 2016, the Company recognized $23.6 million in revenue from its Weyburn interest.

Significant Oil & Gas Interests – 2015

In 2015, the Weyburn interest was also our most significant Oil & Gas asset, contributing $21.1 million in revenue.

Significant Projects Under Development

The Company’s most significant mineral asset under development is the Cobre Panama gold and silver stream. Under its agreement with First Quantum, which owns 80% of the project, Franco-Nevada will provide a maximum of $1 billion in deposit pro-rata on a 1:3 ratio of First Quantum’s share of the capital costs. According to First Quantum, the project was 46% complete as of year-end, has an estimated capital cost of $5.48 billion, and is scheduled for a phased commissioning in late 2018 and continued ramp-up in 2019. At December 31, 2016, the Company has funded a total of $462.2 million of its $1 billion commitment.

Cash flows from the Company’s interest in the STACK shale play in Oklahoma’s Anadarko basin, which closed in Q4/2016, are expected to grow substantially as the top two operators of the lands, Newfield Exploration and Devon Energy, have announced the STACK assets would be a major focus of their capital spending.

Overview of Financial Performance –Q4/2016 to Q4/2015

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rate during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q4/2016	Q3/2016	Q4/2015	(Q4/16-Q3/16)	(Q4/16-Q4/15)
Gold[1]	($/oz)	$1,218	$1,335	$1,104	(8.8)%	10.3%
Silver[2]	($/oz)	17.18	19.62	14.76	(12.4)%	16.4%
Platinum[3]	($/oz)	944	1,084	908	(12.9)%	4.0%
Palladium[3]	($/oz)	684	676	606	1.2%	12.9%

Edmonton Light	(C$/bbl)	60.70	54.41	52.46	11.6%	15.7%
Quality Differential	(C$/bbl)	(5.83)	(3.80)	(8.14)	53.4%	28.4%
Realized oil price	(C$/bbl)	54.87	50.61	44.32	8.4%	23.8%

CAD/USD exchange rate[4]		0.7496	0.7663	0.7492	(2.2)%	0.1%
[1]	Based on LBMA Gold Price PM Fix.
[2]	Based on LBMA Silver Price.
[3]	Based on London PM Fix.
[4]	Based on Bank of Canada noon rates.

Revenue and Gold Equivalent Ounces

Revenue for Q4/2016 was $155.3 million compared with $121.3 million for Q4/2015, an increase of 28.0%.  The increase year-over-year is due to the increase of GEOs sold of 121,910 GEOs Q4/2016,  an increase of 14.7%  from 106,312  GEOs in Q4/2015, coupled with higher average precious metals prices. Of this $155.3 million in revenue, precious metals revenue comprised 91.9%, compared to 94.6% in Q4/2015, while revenue from the Americas was 87.2%, compared to 84.1% in Q4/2015.

Quarterly Revenue by Commodity and Geography

(expressed in millions)

$120
$100
$80
$60
$40
$20
$0
$112.8
$88.0
$18.9
$21.9
$7.9
$8.0
$2.1
$2.2
$4.4
$10.4
Gold
Silver
PGM
Other Minerals
Oil & Gas
2015
2016

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended December 31, 2016 and 2015 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the three months ended December 31,	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
Gold	93,775	79,800	13,975	$112.8	$88.0	$24.8
Silver	18,650	17,112	1,538	21.9	18.9	3.0
PGM	7,611	7,523	88	8.0	7.9	0.1
Precious Metals - Total	120,036	104,435	15,601	142.7	114.8	27.9
Other Minerals	1,874	1,877	(3)	2.2	2.1	0.1
Oil & Gas	-	-	-	10.4	4.4	6.0
	121,910	106,312	15,598	$155.3	$121.3	$34.0
Geography
United States	23,052	20,141	2,911	$28.7	$22.2	$6.5
Canada	21,818	20,215	1,603	34.7	26.2	8.5
Latin America	60,808	48,243	12,565	72.1	53.6	18.5
Rest of World	16,232	17,713	(1,481)	19.8	19.3	0.5
	121,910	106,312	15,598	$155.3	$121.3	$34.0
Type
Revenue-based	23,387	26,213	(2,826)	$31.0	$29.7	$1.3
Streams	77,197	65,822	11,375	90.7	72.2	18.5
Profit-based	9,628	10,705	(1,077)	16.8	13.0	3.8
Other	11,698	3,572	8,126	16.8	6.4	10.4
	121,910	106,312	15,598	$155.3	$121.3	$34.0
[4]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 13 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the three months ended December 31,	2016	2015	Variance	2016	2015	Variance
Geography for Precious Metals
Precious Metals
United States	22,971	20,064	2,907	$27.8	$22.1	$5.7
Canada	20,849	19,196	1,653	24.0	20.7	3.3
Latin America	60,808	48,243	12,565	72.1	53.6	18.5
Rest of World	15,408	16,932	(1,524)	18.8	18.4	0.4
Precious Metals - Total	120,036	104,435	15,601	$142.7	$114.8	$27.9
Other Minerals	1,874	1,877	(3)	2.2	2.1	0.1
Oil & Gas	-	-	-	10.4	4.4	6.0
	121,910	106,312	15,598	$155.3	$121.3	$34.0
[5]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 13 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEO Reconciliation –Q4/2015 to Q4/2016

Revenue from precious metals assets was $142.7 million in Q4/2016 compared to $114.8 million in Q4/2015, reflecting 120,036 GEOs from precious metals assets, an increase of 14.9% from 104,435 GEOs in Q4/2015. The largest component of these increases was contributed by our Latin American assets which realized an increase of 26.0% in GEOs, and 34.5% in revenue compared to the prior year.

GEOs and revenue increases for the quarter are attributable to the following:

•	The Company received 22,927 GEO deliveries from Antapaccay, a stream added in the first quarter of 2016.
•

The Company received its first full quarter delivery from South Arturo, totaling 8,808 GEOs, which poured its first gold in August 2016. South Arturo is a mine operated by a joint venture between Barrick and Premier Gold Mines Limited on which the Company owns a 4-9% gross royalty.

•

The Company received 3,750 GEOs under its Karma stream, of which 2,500 were sold in Q4/2016, with 1,250 ounces remaining in inventory at December 31, 2016. Deliveries from Karma are fixed in the initial years at a rate of 1,250 ounces per month. Karma poured its first gold in April 2016 and is operated by Endeavour Mining Corporation.

The above significant increases in GEOs were partially offset by decreases in GEO deliveries compared to Q4/2015 from the following assets:

•	Goldstrike (decrease of 6,145 GEOs) with fewer ounces received under both the NSR and NPI.
•

Guadalupe (a decrease of 5,443 GEOs).  The agreement for Palmarejo ended in July 2016 as Coeur met its obligation to deliver 400,000 ounces. Deliveries in Q4/2016 were under the new Guadalupe agreement.

•	Antamina (decrease of 2,402 GEOs), as Q4/2016 deliveries were net of adjustments reflecting final settlements of provisional priced sales.

During Q4/2016, 1,310,124 ounces of silver were delivered from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests which were converted to 18,650 GEOs.

Other Minerals generated 1,874 GEOs and $2.2 million in revenue.

At December 31, 2016, there remains $2.7 million in inventory for 7,126 gold ounces which were delivered under our Candelaria, Sabodala, Karma, MWS and Klondex agreements that had not been sold at year-end.

Oil & Gas assets generated revenue of $10.4 million for the quarter (96% oil and 4% gas), compared to $4.4 million for the same period of 2015 (96% oil and 4% gas), an increase of 136.4%.  Production for the quarter was 12.2% higher than in Q4/2015; coupled with higher oil prices and lower operating costs from the operators.  The actual realized price was 24% higher in Q4/2016, at C$54.87/boe compared to C$44.32/boe for Q4/2015.

Revenue from the Weyburn Unit for the quarter increased to $7.9 million (2015 - $3.5 million) with $5.1 million earned from the NRI (2015 - $1.1 million), $2.4 million earned from the working interest (2015 -

$2.0 million) and $0.4 million earned from the overriding royalties (2015 - $0.4 million). Revenue from the Weyburn NRI was higher due to the lower operating costs. Operating and capital expenses were 21% and 48% lower in Q4/2016 compared to Q4/2015, respectively. The actual realized price from the NRI was 22% higher in Q4/2016, at C$55.57/boe compared to C$45.68/boe for Q4/2015.

Oil & Gas revenue also included $0.9 million from the STACK acquisition.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Costs of sales	$25.7	$24.3	$1.4
Depletion and depreciation	67.2	65.8	1.4
Corporate administration	5.8	2.9	2.9
Business development	2.3	(0.1)	2.4
Impairment charges	67.5	62.8	4.7
Gain on sale of royalty interest	(14.1)	—	(14.1)
(Gain) loss on sale of gold bullion	0.5	1.7	(1.2)
	$154.9	$157.4	$(2.5)

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Cost of stream sales	$25.4	$20.8	$4.6
Cost of prepaid ounces	1.2	1.7	(0.5)
Mineral production taxes	(1.8)	0.8	(2.6)
Oil & Gas operating costs	0.9	1.0	(0.1)
	$25.7	$24.3	$1.4

The increase of $1.4 million is primarily attributable to more stream ounces delivered pursuant to the various stream agreements and sold in Q4/2016 when compared to Q4/2015.  The ongoing stream cost per ounce are either a fixed amount per ounce delivered (adjusted for inflation each year) or an amount based as a percentage of spot price of gold or silver. Of the 83,656 GEOs delivered pursuant to its stream agreements, the Company sold 77,197 GEOs in Q4/2016 compared to 65,822 GEOs sold in Q4/2015. The cost of $2.1 million of the 6,459 GEOs that were not sold at year-end is presented as inventory in other current assets on the Company’s statement of financial position as at December 31, 2016 (2015 – nil).

Offsetting the increase in cost of stream sales is a decrease in mineral production taxes, and the cost of prepaid ounces. Mineral production taxes decrease in Q4/2016 compared to Q4/2015 reflects a refund of withholding taxes from an operator as a result of changes in the Nevada net proceeds tax legislature. The decrease in  the cost of prepaid ounces recognized in Q4/2016 compared to Q4/ 2015 is due to fewer ounces sold, of 1,333 GEOs compared to 1,875 GEOs. Although prepaid ounces received in Q4/2016 increased relative to the prior year period, fewer ounces were sold. Included in inventory at December 31, 2016 is the cost of the 667 prepaid ounces that remained unsold of $0.6 million (2015 – nil).

Costs of Sales Reconciliation –Q4/2015 to Q4/2016

(expressed in millions)

Depletion and Depreciation

Depletion and depreciation totaled $67.2 million for the quarter compared to $65.8 million in Q4/2015. The majority of the increase of $1.4 million is due to the depletion expense of $13.8 million associated with Antapaccay,  a significant stream acquisition completed in February 2016, $7.2 million in relation to South Arturo, which commenced commercial production in August 2016, and $2.1 million for Karma for which deliveries started in the first quarter of 2016. These increases were partially offset by lower depletion on Goldstrike, Guadalupe and Antamina, reflecting lower production in Q4/2016 compared to Q4/2015.

Depletion Reconciliation –Q4/2015 to Q4/2016

(expressed in millions)

Corporate Administration

The following table provides a breakdown of corporate administration expenses incurred for the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Salaries and benefits	$3.4	$1.2	$2.2
Professional fees	0.3	0.2	0.1
Office costs	0.2	0.2	—
Board of Directors cost	(0.2)	0.3	(0.5)
Share-based compensation	1.3	0.1	1.2
Other	0.8	0.9	(0.1)
	$5.8	$2.9	$2.9

Corporate administration expenses, representing 3.7% of revenue for Q4/2016, increased to $5.8 million from $2.9 million in the same period in 2015, primarily as a result of higher incentive compensation expense in recognition of the Company’s performance. This was partly offset by a decrease in costs related to the Company’s Board of Directors, which includes the mark-to-market of the value of deferred share units that are granted to directors of the Company. As the Company’s share price decreased from September 30, 2016 to December 31, 2016, the Company recognized a decrease in the value of the deferred share unit liability.

Business Development Expenses

Business development expenses totaled $2.3 million compared to a recovery of $0.1 million in Q4/2015. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

Impairment Charges

Impairments of royalty, stream and working interests were $67.5 million for Q4/2016, compared to $62.8 million in Q4/2015.

Impairment charges in Q4/2016 related to the Cooke 4 underground mine, on which the Company holds a 7% gold stream. The impairment was a result of the announcement in October 2016 from Sibanye that it had ceased operations at Cooke 4 due to continued operational losses. The Company conducted an impairment analysis and estimated the net present value of the estimated future cash-flows expected to be generated by the mining of the Cooke 4 tailings. Key assumptions used in the impairment testing included timing of the expected future cash flows, long-term forecasted gold prices, which the Company estimated at $1,321/oz, and the discount rate of 8%. As a result of this analysis, the Company estimated the recoverable amount of its Cooke 4 asset to be $2.1 million.

Impairment charges in Q4/2015 included a charge on the Company’s Weyburn and Midale oil interests of $41.3 million and $7.0 million, respectively, which were the result of a significant deterioration of oil prices in 2015 which impacted the Canadian oil industry and results of annual reserve assessments. The Red Lake (Phoenix) mineral asset, operated by Rubicon Minerals Corporation, was also impaired with a charge of $11.4 million, following a significant decrease in the project’s mineral resources.

Gain on Disposal of Royalty Interest

In October 2016, Kirkland Lake exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds previously received attributable to the buy-back portion of the NSR). The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.5 million in Q4/2016, compared to a loss of $1.7 million in Q4/2015. Gold bullion is physical ounces of gold which Company receives as settlement from certain of the Company’s royalty interests, and is presented as other current assets on the statement of financial position.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Foreign exchange loss	$(0.3)	$(0.6)	$0.3
Mark-to-market gain (loss) on warrants	0.4	(0.2)	0.6
Other	0.5	—	0.5
	$0.6	$(0.8)	$1.4

Foreign exchange losses and other income/expenses were comprised of a foreign exchange loss of $0.3 million, compared to $0.6 million in Q4/2015, reflecting a slight weakening of the U.S. dollar relative to the Canadian dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other items included a mark-to-market gain of $0.4 million (2015 – loss of $0.2 million) on warrants on various publicly-listed companies.

Gain on Investments

Gain on investments in Q4/2016 include a gain on the sale of available-for-sale securities of $1.2 million (2015 – $nil), and $6.7 million of gain realized on the share exchange of one of the Company’s available-for-sale securities. Under IFRS, share exchanges are considered a disposal at fair market value. Any unrealized gain or loss is deducted from comprehensive income (loss) and recognized in the statement of income (loss).

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Finance Income
Interest	$0.9	$2.1	$(1.2)
	$0.9	$2.1	$(1.2)
Finance Expenses
Standby Charges	$0.6	$0.3	$0.3
Interest	—	0.8	(0.8)
Amortization	0.2	0.3	(0.1)
	$0.8	$1.4	$(0.6)

Finance income was $0.9 million (2015 - $2.1 million) for the quarter while finance expenses were $0.8 million (2015 - $1.4 million). Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $0.5 million accrued on the Noront Resources Ltd. (“Noront”) loan during Q4/2016. Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facility; and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facility. In Q4/2016, the Company incurred no interest expense as it had not drawn on its credit facility.

Income Taxes

Franco-Nevada had an income tax expense of $13.4 million (2015 – recovery of $4.9 million) for the quarter comprised of a current income tax expense of $11.2 million (2015 - $5.3 million) and a deferred income tax expense of $2.2 million (2015 – recovery of $10.2 million). The income tax expense as a percentage of net income before tax for Q4/2016 increased year-over-year as a result of an impairment of streams and other one-time adjustments.

Net Income

Net loss for Q4/2016 was $4.5 million, or $0.03 per share, compared to $31.4 million, or $0.20 per share, for the same period in 2015. Adjusted Net Income was $42.9 million, or $0.24 per share, compared to $23.7 million, or $0.15 per share, earned in Q4/2015. The decrease in net loss and increase in Adjusted Net Income was driven primarily by higher revenue due to asset acquisitions completed in 2016, such as the Antapaccay mineral stream and the STACK oil interest, as well as mineral assets which commenced commercial production such as Karma and South Arturo. In both Q4/2016 and Q4/2015, impairment charges were recorded in the amounts of $67.5 million and $62.8 million, respectively. However, the net loss in Q4/2016 was partly reduced by the gain of $14.1 million realized on the Kirkland Lake buy-back.

OVERVIEW OF FINANCIAL PERFORMANCE – 2016 to 2015

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Annual average prices and rates		2016	2015	Variance %
Gold[1]	($/oz)	$1,248	$1,160	7.6%
Silver[2]	($/oz)	17.20	15.68	9.7%
Platinum[3]	($/oz)	987	1,054	(6.4)%
Palladium[3]	($/oz)	613	691	(11.3)%

Edmonton Light	C$/bbl	52.84	57.47	(8.1)%
Quality Differential	C$/bbl	(6.57)	(7.54)	12.9%
Realized oil price	C$/bbl	46.27	49.93	(7.3)%

CAD/USD exchange rate[4]		0.7555	0.7820	(3.4)%
1	Based on LBMA Gold Price PM Fix
2	Based on LBMA Silver Price
3	Based on London PM Fix
4	Based on Bank of Canada noon rates

Gold Equivalent Ounces and Revenue

In 2016, Franco-Nevada generated revenue of  $610.2 million compared with $443.6 million in 2015, an increase of 37.6%. The increase year-over-year is due to 464,383 GEOs sold, an increase of 29.0% over the 360,070 GEOs in 2015, coupled with stronger precious metals prices.  For the year ended December 31, 2016, precious metals revenue accounted for 93.7% of total revenue compared to 91.4% in 2015, while revenue generated from the Americas represented 84.1% of revenue compared to 80.0% in 2015.

 2016 Revenue by Commodity and Geography

(expressed in millions)

$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$337.5
$425.9
$34.7
$108.5
$33.3
$37.1
$10.1
$8.6
$28.0
$30.1
Gold
Silver
PGM
Other Minerals
Oil & Gas
2015
2016

The following table outlines GEOs and revenue attributable to Franco-Nevada for the year ended December 31, 2016 and 2015 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the year ended December 31,	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
Gold	341,379	291,521	49,858	$425.9	$337.5	$88.4
Silver	87,137	30,427	56,710	108.5	34.7	73.8
PGM	28,958	29,335	(377)	37.1	33.3	3.8
Precious Metals - Total	457,474	351,283	106,191	571.5	405.5	166.0
Other Minerals	6,909	8,787	(1,878)	8.6	10.1	(1.5)
Oil & Gas	-	-	-	30.1	28.0	2.1
	464,383	360,070	104,313	$610.2	$443.6	$166.6
Geography
United States	73,155	67,806	5,349	$92.4	$78.1	$14.3
Canada	69,654	60,677	8,977	116.9	97.0	19.9
Latin America	244,137	154,805	89,332	303.7	179.7	124.0
Rest of World	77,437	76,782	655	97.2	88.8	8.4
	464,383	360,070	104,313	$610.2	$443.6	$166.6
Type
Revenue-based	94,072	105,085	(11,013)	$123.5	$127.7	$(4.2)
Streams	321,093	222,670	98,423	401.6	257.6	144.0
Profit-based	25,074	18,420	6,654	45.8	32.1	13.7
Other	24,144	13,895	10,249	39.3	26.2	13.1
	464,383	360,070	104,313	$610.2	$443.6	$166.6
[1]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 21 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the year ended December 31,	2016	2015	Variance	2016	2015	Variance
Geography for Precious Metals
Precious Metals
United States	72,764	67,292	5,472	$91.0	$77.5	$13.5
Canada	65,769	57,528	8,241	82.9	65.4	17.5
Latin America	244,137	154,805	89,332	303.7	179.7	124.0
Rest of World	74,804	71,658	3,146	93.9	82.9	11.0
Precious Metals - Total	457,474	351,283	106,191	$571.5	$405.5	$166.0
Other Minerals	6,909	8,787	(1,878)	8.6	10.1	(1.5)
Oil & Gas	-	-	-	30.1	28.0	2.1
	464,383	360,070	104,313	$610.2	$443.6	$166.6
[2]

Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 21 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEO Reconciliation – 2015 to 2016

Revenue from precious metals assets was $571.5 million in 2016 compared with $405.5 million in 2015. GEOs sold which were earned from precious metals assets increased by 30.2% to 457,474 GEOs in 2016 from 351,283  GEOs in 2015. The largest increase came from our Latin American assets.

GEOs and revenue increases for the year 2016 are attributable to the following:

•	The Company received 73,612 GEO deliveries from Antapaccay. This includes 948,000 silver ounces delivered and sold by the Company. The asset was acquired in the first quarter of 2016.
•	The Company received 60,273 GEO deliveries from Antamina in the first full year since acquiring the stream interest in Q4/2015, resulting in an increase of 47,252 GEOs compared to 2015.
•	Karma, a stream asset which started deliveries of 1,250 fixed gold ounces per month in March 2016, delivered 12,500 GEOs during the year, of which 11,250 GEOs were sold in 2016.
•	South Arturo, which commenced commercial production in August 2016, delivered 11,160 GEOs in 2016, compared to 171 GEOs in 2015.
•

The Company also benefited from an increase in revenue from Hemlo, which contributed a total of 9,972 GEOs, an increase of 5,423 GEOs compared to 2015 deliveries, of which 3,180 are from the NPI, reflecting higher gold prices and stronger production in the year 2016.

The above increases were partly offset by the following:

•

Candelaria delivered 73,410 GEOs in 2016, a decrease of 15,446 compared to 2015. The decrease compared to the prior year was due to 2015 being an exceptional strong year of production for Candelaria. Of the 73,410 GEOs delivered in 2016, 71,378 GEOs were sold in 2016.

•

Deliveries from the Palmarejo agreement ended in July 2016 when Coeur reached the minimum cap of 400,000 ounces. Deliveries from the Palmarejo operations under the new Guadalupe agreement started in October 2016. Overall, Franco-Nevada received a combined 36,386 GEOs, compared to 51,420 GEOs in 2015, a reduction of 15,034 GEOs.

Other minerals generated 6,909 GEOs and $8.6 million in revenue.

At December 31, 2016, there remains $2.7 million in inventory for 7,126 gold ounces which were delivered under our Candelaria, Sabodala, Karma, MWS and Klondex agreements that had not been sold at year-end.

Oil & Gas assets generated revenue of $30.1 million in 2016 (97% oil and 3% gas), compared to  $28.0 million for 2015 (95% oil and 5% gas), an increase of 7.5%.  The increase is due to lower production costs and slightly higher production, which was 0.3% higher than in 2015.

Revenue from the Weyburn Unit for the period increased to $23.6 million (2015 - $ 21.1 million) with $14.5 million earned from the NRI (2015 - $11.4 million), $7.8 million earned from the working interest (2015 - $8.2 million) and $1.3 million earned from the overriding royalties (2015 - $1.5 million). Revenue from the Weyburn NRI was higher due to the lower production costs.  Operating and capital expenditures decreased by

18% and 31% in 2016, respectively. Actual realized price from the NRI was C$46.91/boe for the period, down 6% from the realized price of C$50.06/boe for 2015.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred for the year ended December 31, 2016 and 2015.

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Costs of sales	$105.8	$93.1	$12.7
Depletion and depreciation	273.8	216.3	57.5
Corporate administration	20.7	15.1	5.6
Business development	3.4	2.7	0.7
Impairment charges	67.5	62.9	4.6
Gain on sale of royalty interest	(14.1)	—	(14.1)
(Gain) loss on sale of gold bullion	(2.3)	2.2	(4.5)
	$454.8	$392.3	$62.5

Costs of Sales

The following table provides a breakdown of cost of sales incurred for 2016 and 2015.

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Cost of stream sales	$95.6	$80.1	$15.5
Cost of prepaid ounces	6.5	6.6	(0.1)
Production taxes	0.5	2.6	(2.1)
Oil & Gas operating costs	3.2	3.8	(0.6)
	$105.8	$93.1	$12.7

The increase of $12.7 million reflects the increase in the number of stream ounces sold in 2016 compared to 2015. The Company was delivered 328,219 GEOs under its stream agreements in 2016. Of this, 321,093 GEOs were sold in 2016 compared to 222,670 GEOs in 2015.  The year-over-year increase reflects deliveries under the Antamina and Antapaccay streams, which were acquired in October 2015 and February 2016, respectively, partly offset by a decrease from the Candelaria and Guadalupe streams which delivered fewer GEOs in 2016 compared to 2015. Oil & Gas operating costs were lower due to production and cost efficiencies implemented by the operators.

Costs of Sales Reconciliation –2015 to 2016

(expressed in millions)

Depletion and Depreciation

Depletion and depreciation totaled $273.8 million for 2016 compared to $216.3 million in 2015. The increase of $57.5 million is largely due to the Antapaccay stream agreement, for which the Company recognized $44.3 million in depletion expense in 2016, and the Antamina acquisition for which depletion expense increased $30.3 million compared to 2015. Depletion expense also increased for the South Arturo and Karma mines, which commenced commercial production in 2016. These increases were partially offset by lower depletion on Candelaria and Guadalupe, where deliveries of GEOs were lower in 2016 than in 2015.

Depletion Reconciliation – 2015 to 2016

(expressed in millions)

Corporate Administration

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Salaries and benefits	$7.3	$4.6	$2.7
Professional fees	1.3	0.6	0.7
Office costs	0.8	0.8	—
Board of Directors costs	2.1	0.6	1.5
Share-based compensation	5.0	4.2	0.8
Other	4.2	4.3	(0.1)
	$20.7	$15.1	$5.6

Corporate administration expenses increased to $20.7 million in 2016, from $15.1 million in 2015. The increase is primarily due to higher incentive compensation expense in 2016 than in 2015. Board of Directors costs also increased compared to 2015 as these include the mark-to-market of the value of deferred share units that are granted to directors of the Company. As the Company’s share price increased from December 31, 2015 to December 31, 2016, the Company recognized a higher deferred share unit liability.

Business Development Expenses

Business development expenses for 2016 were $3.4 million, compared to $2.7 million in the same period in 2015. Timing and amount of these costs typically vary based on the business development related activities and the timing of completing transactions.

Impairment Charges

Impairments of royalty, stream and working interests were $67.5 million for 2016, compared to $62.9 million in 2015.  Impairment charges in 2016 related to the Cooke 4 underground mine, while 2015 included charges related to the Weyburn and Midale oil interests, and the Red Lake (Phoenix) mineral asset.

Gain on Disposal of Royalty Interest

In October 2016, Kirkland Lake exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million. The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $2.3 million in 2016, compared to a loss of $2.2 million in 2015. Gold bullion is physical ounces of gold received as settlement from certain of the Company’s royalty interests.

Foreign Exchange and Other Income/Expenses

The following table provides a breakdown of items included in foreign exchange income/losses and other expenses for the year ended December 31, 2016 and 2015.

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Foreign exchange loss	$(0.6)	$(3.6)	$3.0
Mark-to-market gain (loss) on warrants	0.4	(0.5)	0.9
Other	0.5	—	0.5
	$0.3	$(4.1)	$4.4

Foreign exchange gains and losses include foreign exchange movements related to cash and cash equivalents and investments in debt securities, such as treasury bills and intercompany loans, held in a denomination that differs from the functional currency of the entity in which those balances are held. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange changes related to monetary assets denominated in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income.

Gain on Investments

Gain on investments in 2016 include a gain on sale of available-for-sale securities of $5.7 million (2015 – $0.9), and $6.7 million of gain realized on the share exchange of one of the Company’s available-for-sale securities. Under IFRS, share exchanges are considered a disposal at fair market value. Any unrealized gain or loss is deducted from comprehensive income (loss) and recognized in the statement of income (loss).

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses recognized in 2016 and 2015:

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Finance Income
Interest	$3.5	$5.3	$(1.8)
	$3.5	$5.3	$(1.8)
Finance Expenses
Standby Charges	$2.2	$1.5	$0.7
Interest	0.8	0.8	—
Amortization	0.6	0.6	—
	$3.6	$2.9	$0.7

Finance income includes interest earned on our cash equivalents and/or short-term investments, as well as interest accrued on the Noront loan receivable. Interest on the Noront loan for 2016 was $1.7 million (2015 - $1.2 million).

Finance expenses increased due to higher standby charges, as a result of the increase in the amount available under the Company’s credit facility, which was increased from $500 million to $1 billion in 2015. Interest expense incurred during the year was in relation to the amount the Company drew down in Q4/2015 of $460.0 million, which was repaid in March 2016. In addition to the $0.8 million interest expensed, $0.7 million was capitalized to the Cobre Panama stream.

Income Taxes

Franco-Nevada had an income tax expense of $45.7 million (2015 – $23.9 million) for the year ended December 31, 2016 comprised of a current income tax expense of $40.9 million (2015 - $26.1 million) and a deferred income tax expense of $4.8 million (2015 – recovery of $2.2 million). The income tax expense as a percentage of net income before tax for 2016 decreased year-over-year as a result of fluctuations in foreign exchange rates, changes in unrealized losses on marketable securities, and other one-time adjustments.

Net Income

Net income in 2016 was $122.2 million, or $0.70 per share, compared to  $24.6 million, or $0.16 per share, in 2015. Adjusted Net Income was $164.4 million, or $0.94 per share, compared to  $88.9 million, or $0.57 per share, for 2015. The increase in net income and Adjusted Net Income was driven primarily by higher revenue due to asset acquisitions completed in Q4/2015 and Q1/2016, which was partly offset by a corresponding increase in cost of sales and depletion expense.

SUMMARY OF QUARTERLY INFORMATION

Selected quarterly financial and statistical information for the previous eight quarters1 is set out below:

(in millions, except per share	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
and ounce amounts)	2016	2016	2016	2016	2015	2015	2015	2015
Revenue	$155.3	$172.0	$150.9	$132.0	$121.3	$103.7	$109.4	$109.2
Costs and expenses[2,3]	62.0	104.5	100.5	94.9	157.6	77.6	78.6	78.8
Operating income (loss)[3]	0.4	67.5	50.4	37.1	(36.3)	26.1	30.8	30.4
Other income (expenses)[3]	8.4	—	3.2	1.0	—	(2.4)	2.1	(2.2)
Income tax expense (recovery)	13.4	12.9	11.3	8.1	(4.9)	8.5	11.3	9.0
Net income (loss)	(4.5)	54.4	42.3	30.0	(31.4)	15.2	21.6	19.2
Basic earnings (loss) per share	$(0.03)	$0.31	$0.24	$0.18	$(0.20)	$0.10	$0.14	$0.12
Diluted earnings (loss) per share	$(0.03)	$0.30	$0.24	$0.18	$(0.20)	$0.10	$0.14	$0.12
Net cash provided by operating actvities[3]	$121.9	$121.6	$103.5	$124.0	$84.9	$73.0	$72.8	$83.6
Net cash used in investing activities[3]	(113.3)	(41.5)	(28.1)	(506.9)	(987.7)	(44.6)	(38.5)	(35.3)
Net cash provided by (used in) financing activities	(30.5)	(29.4)	(23.8)	405.4	445.2	(23.2)	(24.3)	(23.6)
Average Gold Price[4]	$1,218	$1,335	$1,259	$1,181	$1,104	$1,124	$1,193	$1,219
GEOs[5]	121,910	123,065	112,787	106,621	106,312	85,637	83,040	85,081
Adjusted EBITDA[3,6]	$122.2	$142.2	$120.3	$104.4	$94.2	$77.5	$82.1	$83.3
Adjusted EBITDA[3,6] per share	$0.69	$0.80	$0.68	$0.63	$0.60	$0.49	$0.52	$0.53
Margin[3,6]	78.7%	82.7%	79.7%	79.1%	77.7%	74.7%	75.1%	76.3%
Adjusted Net Income[3,6]	$42.9	$53.5	$40.0	$28.0	$23.7	$19.4	$22.9	$22.9
Adjusted Net Income[3,6] per share	$0.24	$0.30	$0.22	$0.17	$0.15	$0.12	$0.15	$0.15

[1]	Sum of the quarters may not add up to yearly total due to rounding.
[2]	Includes impairment charges on royalty, stream and working interests.
[3]

In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income (loss). For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016. The Company’s non‑IFRS measures, as defined in pages 37-40 of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying operating business. Comparative information presented above has been adjusted to conform to current presentation.

[4]	Based on LBMA Gold Price PM Fix.
[5]

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 13 and 21 of this MD&A for indicative prices which may be used in the calculation of GEOs.

[6]

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 37-40 of this MD&A.

BALANCE SHEET Review

Summary Balance Sheet and Key Financial Metrics

(expressed in millions, except debt to equity ratio)	December 31, 2016	December 31, 2015
Total cash and cash equivalents	$253.0	$149.2
Current assets	361.2	274.7
Non-current assets	3,860.4	3,399.6
Total assets	$4,221.6	$3,674.3
Current liabilities	37.6	20.8
Non-current liabilities	37.5	490.5
Total liabilities	$75.1	$511.3
Total shareholders’ equity	$4,146.5	$3,163.0

Dividends declared (including DRIP)	$156.8	$129.0
Debt	$—	$457.3
Total common shares outstanding	178.5	156.9
Key Financial Ratios
Working Capital	$323.6	$253.9
Debt to equity	—	0.14:1

Assets

Total assets were $4,221.6 million at December 31, 2016 compared to $3,674.3 million at December 31, 2015. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents. This reflects our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. The increase of $547.3 million in total assets as at December 31, 2016 compared to December 31, 2015 reflects the equity financing which completed in Q1/2016, which was used to fund the additions of the Antapaccay stream and STACK royalty agreements of $500.0 million and $100.0 million, respectively, as well as to fund the Company’s capital contribution of $124.3 million towards the Cobre Panama project. These capital expenditures were partly offset by the depletion of royalty, stream and working interests.

Liabilities

Total liabilities at December 31, 2016 were $75.1 million including current and deferred income tax liabilities, a decrease of $436.2 million compared to December 31, 2015, reflecting the repayment of amounts the Company had borrowed under its credit facility in 2015 using proceeds from the equity financing completed in Q1/2016.

Shareholders’ Equity

Shareholders’ equity increased by $983.5 million as at December 31, 2016 compared to December 31, 2015 reflecting an equity offering completed in February 2016 for gross proceeds of $920.1 million, and net income of $122.2 million for the year ended December 31, 2016. The increase in shareholders’ equity was partly offset by declared dividends of $156.8 million, of which $38.7 million were settled through the issuance of common shares pursuant to the Company’s DRIP.

Liquidity and Capital Resources

Cash flow generated for the year ended December 31, 2016 and 2015 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2016	2015	2016	2015
Cash provided by operating activities[1]	$121.9	$84.9	$471.0	$314.3
Cash used in investing activities[1]	(113.3)	(987.7)	(689.8)	(1,106.1)
Cash provided by (used in) financing activities	(30.5)	445.2	321.7	374.1
Effect of exchange rate changes on cash and cash equivalents	(2.7)	1.4	0.9	(25.6)
Change in cash and cash equivalents	$(24.6)	$(456.2)	$103.8	$(443.3)
1.

In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows. Comparative information, including information presented in Quarterly Financial Information on page 28 of this MD&A, has been adjusted to conform to current presentation. For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016.

Operating Cash Flow

Cash generated by operating activities was $121.9 million and $84.9 million for Q4/2016 and Q4/2015, respectively. Cash generated by operating activities was $471.0 million and $314.3 million for the year ended December 31, 2016 and 2015, respectively. The increases are primarily attributable to higher revenues generated since the Antamina and Antapaccay stream acquisitions.

In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows. Pursuant to certain of its royalty agreements, the Company receives gold bullion as settlement for amounts which it is due. In prior periods, management had classified proceeds from the sale of such gold bullion as an investing activity based on its intention with respect to the holding period of the gold bullion. As the magnitude and frequency of trading increased over time, management determined the acquisition and subsequent sale of the gold bullion to be an operating activity. As a result, the Company has reclassified the cash proceeds from the sale of such gold bullion, and any related gain or loss arising during the holding period, to be a component of operating income and operating cash flows. Comparative information, including information presented in the “Quarterly Financial Information” section on page 28 of this MD&A, has been adjusted to conform to current presentation. For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016.

Investing Activities

Cash used in investing activities was  $113.3 million for Q4/2016 compared to $987.7 million in Q4/2015.  Investing activities in Q4/2016 primarily relate to the acquisition of the STACK royalties, and also included the funding of the Cobre Panama stream of $46.6 million. At December 31, 2016, the Company has funded $124.3 million in 2016, for a total of $462.2 million of its total $1 billion commitment to the construction of Cobre Panama.  These capital expenditures were partly offset by proceeds from Kirkland Lake’s exercise of its royalty buy-back option.

Cash used in investing activities was $689.8 million for the year ended December 31, 2016 compared to $1,106.1 million in 2015. In addition to the above noted capital expenditures, 2016 capital expenditures also included the Antapaccay acquisition of $500.0 million in February 2016. Funding for the Cobre Panama project totaled $124.3 million in 2016.

Financing Activities

Net cash used in financing activities was $30.5 million for Q4/2016 reflecting payments of cash dividends in Q4/2016. This compares to net cash generated by financing activities of $445.2 million for Q4/2015, which included net drawdowns under the Company’s credit facility of $460.0 million, partly offset by the payment of dividends.

Net cash provided by financing activities was $321.7 million for 2016 compared to $374.1 million for 2015. The net cash provided by financing activities in 2016 is attributable to the funds raised from the equity issuance of 19.2 million common shares resulting in $883.5 million net proceeds to the Company. The inflow from the equity offering was partially used to repay the $460.0 million drawn on the credit facility at December 31, 2015. Comparatively, financing cash inflow for 2015 was provided through the use of the Company’s credit facility of $480.0 million. The Company also paid $118.1 million in cash dividends in 2016, compared to $94.1 million in 2015.

Capital Resources

As at December 31, 2016, our cash, cash equivalents and short-term investments totaled $253.0 million (December 31, 2015 - $168.0 million).  In addition, we held investments at December 31, 2016 with a combined value of $147.4 million (December 31, 2015 - $94.8 million), of which $114.6 million was held in publicly traded equity instruments (December 31, 2015 - $64.5 million).

Further, an amount of $1.0 billion, or its Canadian dollar equivalent, is available under our unsecured credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio.  As at March 22, 2017, the full amount of $1 billion is available as the Company has not drawn on the Credit Facility. U.S. and Canadian dollar advances would bear interest at a rate of 4.20% and 2.90%, respectively, with a maturity term of March 22, 2022. Funds can also be drawn using LIBOR 30-day rates plus 120 basis points.

In addition, on March 20, 2017, the Company’s wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time surrounding each anniversary date, up to two additional one-year extensions of the maturity term.

Advances under the FNBC Credit Facility can be drawn as base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus 0.35% per annum; or as LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

The Credit Facility is subject to a standby fee of 0.27% per annum.

As at December 31, 2016, there were 6,510,280 warrants outstanding with an exercise price of C$75.00 per warrant and an expiry date of June 16, 2017. Should the entirety of these warrants be exercised prior to their expiry, the Company would receive proceeds of C$488.3 million. The Company’s share price on the Toronto Stock Exchange closed at C$80.28 on December 31, 2016, and at C$87.56 on March 21, 2017.

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at December 31, 2016, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with terms to maturity upon acquisition of three months, or 92 days or less, and were classified as term deposits.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of  volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. During the year, the Canadian dollar traded in a range of $0.6854 to $0.7972, closing the year at $0.7448, and the Australian dollar traded between $0.6869 and $0.7803, closing the year at $0.7207.

Our near-term cash requirements include funding of the acquisition of the U.S. oil & gas royalties in the Midland Basin, commitments under the Cobre Panama stream agreement, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased			Per Ounce Cash Payment [1,2]
							Term of		Date of
Interest	Gold	Silver	PGM	Gold	Silver	PGM	Agreement[3]		Contract
Antamina	0%	22.5%[4]	0%	n/a	5%[5]	n/a	40 years		7-Oct-15
Antapaccay	—%[6]	—%[7]	0%	20%[8]	20%[9]	n/a	40 years		10-Feb-16
Candelaria	68%[10]	68%[10]	0%	$400	$4.00	n/a	40 years		6-Oct-14
Cobre Panama	—%[11]	—%[12]	0%	$406	$6.09	n/a	45 years		2-Nov-15
Karma	4.875%[13]	0%	0%	20%[14]	n/a	n/a	40 years		11-Aug-14
Guadalupe	50%	0%	0%	$800	n/a	n/a	40 years		2-Oct-14
Sabodala	6%[15]	0%	0%	20%[16]	n/a	n/a	40 years		12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years	[17]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years		5-Nov-09
Sudbury[18]	50%	0%	50%	$400	n/a	$400	40 years		15-Jul-08
[1]	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe, and Sabodala.
[2]	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.
[3]	Subject to successive extensions.
[4]	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
[5]	Purchase price is 5% of the average silver price at the time of delivery.
[6]

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

[7]

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

[8]	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
[9]	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
[10]	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
[11]

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

[12]

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver

[13]	Gold deliveries are fixed at 15,000 ounces per annum until February 28, 2021. Thereafter, percentage is 4.875%.
[14]	Purchase price is 20% of the average gold price at the time of delivery.
[15]	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
[16]	Purchase price is 20% of prevailing market price at the time of delivery.
[17]	Agreement is capped at 312,500 ounces of gold.
[18]	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

Cobre Panama Stream Agreement

The Company has funding commitments under the Cobre Panama stream agreement as described in the Guidance section above.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions are the following:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. Based ono its assessment to date, the Company is currently assessing the impact of IFRS 9 on the consolidated financial statements. Based on its assessment to date, the following summarizes the expected impact of IFRS 9 upon adoption:

•

The Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value with changes in fair value recognized in other comprehensive income which will not be subsequently transferred into earnings (loss). If the Company does not make this election, changes in fair value of the equity securities will be recognized in earnings (loss).

•

The Company will be required to evaluate its financial assets for impairment based on an expected credit loss model, rather than an incurred loss model currently being applied under IAS 39. The Company’s financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not included in IFRS 9. However, IFRS 9 contains guidance on when cost may be the best estimate of fair value and also when it might not be representative of fair value. The Company holds one equity investment at cost, with a carrying value of $3.8 million at December 31, 2016.

•	The reformed approach to hedge accounting is not expected to have a significant impact on the Company.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRS 15 on the consolidated financial statements. While the Company does not anticipate significant changes in the gross amounts of revenue recognized,  the timing of when revenue is recognized may differ under the new standard if the timing of transfer of control to customers is different from the current “transfer of risk and rewards” model and/or if there are additional performance obligations identified under IFRS 15.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company has not yet assessed the impact of adopting this new standard, but plans to commence an assessment of the requirements in 2017.

IAS 12 Income Taxes

IAS 12 Income taxes provides guidance on the recognition of deferred tax assets. In January 2016 the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company will adopt the amendments to IAS 12 in its financial statements for the annual period beginning January 1, 2017. The adoption of the amendments does not have a material impact on the consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our Annual Information Form for the year ended December 31, 2016, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 21, 2017, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	178,483,895
Issuable upon exercise of Franco-Nevada warrants[1]	6,508,524
Issuable upon exercise of Franco-Nevada options[2]	1,304,328
Issuable upon exercise of special warrant[3]	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	138,614
Diluted common shares	188,435,361
[1]	The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.
[2]	There were 1,304,328 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$75.45 per share.
[3]

In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied in 2014.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2016.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a – 15(e) and Rule 15d – 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2016, Franco-Nevada’s disclosure controls and procedures were effective.

For the year ended December 31, 2016, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the

Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2016.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. The Company also uses Margin, which is defined as Adjusted EBITDA divided by revenue, in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts,  and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended		Year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2016	2015	2016	2015
Net Income (Loss)	$(4.5)	$(31.4)	$122.2	$24.6
Income tax expense (recovery)	13.4	(4.9)	45.7	23.9
Finance expenses	0.8	1.4	3.6	2.9
Finance income	(0.9)	(2.1)	(3.5)	(5.3)
Depletion and depreciation	67.2	65.8	273.8	216.3
Non-cash costs of sales	1.2	1.7	6.5	6.6
Impairment charges	67.5	62.8	67.5	62.9
Impairment of investments	—	0.1	—	2.0
Gain on sale of royalty interest	(14.1)	—	(14.1)	—
Gain on investments	(7.9)	—	(12.4)	(0.9)
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	0.8	(0.2)	4.1
Adjusted EBITDA	$122.2	$94.2	$489.1	$337.1
Basic Weighted Average Shares Outstanding	178.3	156.8	175.2	156.9

Basic EPS	$(0.03)	$(0.20)	$0.70	$0.16
Income tax expense (recovery)	0.08	(0.03)	0.26	0.15
Finance expenses	—	0.01	0.02	0.02
Finance income	(0.01)	(0.01)	(0.02)	(0.03)
Depletion and depreciation	0.38	0.42	1.55	1.38
Non-cash costs of sales	0.01	0.01	0.04	0.04
Impairment charges	0.38	0.40	0.39	0.40
Impairment of investments	—	—	—	0.01
Gain on sale of royalty interest	(0.08)	—	(0.08)	—
Gain on investments	(0.04)	—	(0.07)	—
Foreign exchange (gains)/losses and other (income)/expenses	—	—	—	0.03
Adjusted EBITDA per share	$0.69	$0.60	$2.79	$2.16

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended		Year ended
	December 31,		December 31,
(expressed in millions, except Margin)	2016	2015	2016	2015
Net Income (Loss)	$(4.5)	$(31.4)	$122.2	24.6
Income tax expense (recovery)	13.4	(4.9)	45.7	23.9
Finance expenses	0.8	1.4	3.6	2.9
Finance income	(0.9)	(2.1)	(3.5)	(5.3)
Depletion and depreciation	67.2	65.8	273.8	216.3
Non-cash costs of sales	1.2	1.7	6.5	6.6
Impairment charges	67.5	62.8	67.5	62.9
Impairment of investments	—	0.1	—	2.0
Gain on sale of royalty interest	(14.1)	—	(14.1)	—
Gain on investments	(7.9)	—	(12.4)	(0.9)
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	0.8	(0.2)	4.1
Adjusted EBITDA	$122.2	$94.2	$489.1	$337.1
Revenue	155.3	121.3	610.2	443.6
Margin	78.7%	77.7%	80.2%	76.0%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended		Year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2016	2015	2016	2015
Net Income (Loss)	$(4.5)	$(31.4)	$122.2	$24.6
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	0.8	(0.2)	4.0
Impairment charges	67.5	62.8	67.5	62.9
Impairment of investments	—	0.1	—	2.0
Gain on sale of royalty interest	(14.1)	—	(14.1)	—
Gain on investments	(7.9)	—	(12.4)	(0.9)
Tax effect of adjustments	4.3	(11.9)	4.7	(9.6)
Other tax related adjustments:
Indexation adjustment	—	—	0.1	(0.4)
Valuation allowance	(2.5)	—	(4.4)	0.9
Impact of change in depreciation rate	—	4.0	—	4.0
Impact of tax increases	0.6	(0.7)	1.0	1.4
Adjusted Net Income	$42.9	$23.7	$164.4	$88.9
Basic Weighted Average Shares Outstanding	178.3	156.8	175.2	156.9

Basic EPS	$(0.03)	$(0.20)	$0.70	$0.16
Foreign exchange (gains)/losses and other (income)/expenses	—	0.01	—	0.03
Impairment charges	0.38	0.40	0.38	0.40
Impairment of investments	—	—	—	0.01
Gain on sale of royalty interest	(0.08)	—	(0.08)	—
Gain on investments	(0.04)	—	(0.07)	(0.01)
Tax effect of adjustments	0.02	(0.08)	0.03	(0.07)
Other tax related adjustments:
Indexation adjustment	—	—	—	—
Valuation allowance	(0.01)	—	(0.03)	0.01
Impact of change in depreciation rate	—	0.03	—	0.03
Impact of tax increases	—	(0.01)	0.01	0.01
Adjusted Net Income per share	$0.24	$0.15	$0.94	$0.57

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian, Australian dollar and Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.